UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

April 05, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Mark Brunhofer
Senior Staff Accountant
Division of Corporation Finance

Christine Allen
Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.

March 13, 2013 Call with Securities Exchange Commission

Ladies and Gentlemen:

In a follow up with the management call that took place on March 13, 2013, between University General Health Systems, Inc. and the Securities Exchange Commission, we are communicating the following action plan:

•

The Company agreed to allocate the issuance costs paid in both cash and warrants to third parties, to both the Series C Preferred Stock temporary equity account and to immediately expense a portion of the issuance costs. The Company performed a relative fair value analysis of the Series C Preferred Stock issuance for both the warrants and the value of the preferred stock. The Company allocated the value of the issuance costs paid in cash and the placement agent warrants and either capitalized or expensed directly based on those relative fair value calculations. For the issuance costs that were recorded as a contra-temporary equity account, the value will be accreted as a deemed dividend over a two year period.

•

The Company agrees to utilize the treasury stock method for calculating earnings per share. For all amendments and for all future filings, the Company intends to use the treasury stock method for calculating earnings per share.

Securities and Exchange Commission

April 05, 2013

The Company intends to file the following:

•	8K/A (Amendment No. 1) Item 4.02 Non-Reliance on Previously Issued Financial Statements by April 05, 2013

•	June 30, 2012 Form 10Q/A (Amendment No. 1) by April 15, 2013

•	September 30, 2012 Form 10Q/A (Amendment No. 1) by April 15, 2013

•	Annual Report on Form 10K by April 15, 2013

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin
Michael L. Griffin
Chief Financial Officer

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.
General Counsel